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                            September 8, 2023

       Scott R. Behrens
       Chief Executive Officer
       Stepan Company
       1101 Skokie Blvd., Suite 500
       Northbrook, Illinois 60062

                                                        Re: Stepan Company
                                                            Annual Report on
Form 10-K for the year ended December 31, 2022
                                                            Response Dated
August 25, 2023
                                                            File No. 001-04462

       Dear Scott R. Behrens:

              We have reviewed your August 25, 2023 response to our comment letter have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 14, 2023 letter.

       Response dated August 25, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       23

   1. We note your response to prior comment two. Please further address the following:

                                                              Your response
indicates that your manufacturing customers and end customers have
                                                            "varying degrees of
interest in and sensitivity to the raw material and emissions profiles of
intermediate products" such as yours. Tell us more about what you have experienced in this
regard, including the extent to which you have been or expect to be affected by
emissions reduction targets of your primary customers. Explain how you assessed the
related changes in demand and reputational risks, and provide support for your
determination that these are not material.
 Scott R. Behrens
FirstName  LastNameScott R. Behrens
Stepan Company
Comapany 8,
September  NameStepan
              2023      Company
September
Page  2    8, 2023 Page 2
FirstName LastName

                Your response further indicates you have "experienced increased demand for products that produce lower GHG emissions and/or utilize alternative energy sources." Tell us how you considered disclosing this trend and how you determined the impact is not material, providing support for this determination. In this regard, we note your risk factor disclosure regarding the need to develop and introduce new products.

                Your response references "energy source considerations" and "alternative energy sources." Tell us more about the energy from alternative energy sources used in your operations, as well as your use of petroleum-based and plant-based raw materials, and more fully explain how these relate to the indirect consequences you considered.

                The risk factor cited in your response addresses environmental regulations, but does not appear to specifically address climate change. Accordingly, tell us how you considered the indirect consequences of climate-related regulation on your operations and business, including with regard to the individual items noted in our comment.
2. We note your response to prior comment three. Please further address the following:

                Your response indicates that you are "not able to quantify the impact of the foregoing weather-related production disruptions due to additional non-weather related factors that contributed to the production disruptions." Describe these non-weather contributory factors and explain how they affect your ability to provide the quantification of weather-related damages to your property and operations requested by our comment. In this regard, we note disclosure in your Form 10-K regarding an
              $18 million insurance settlement related to the 2020 Millsdale production disruption.

                Your response further indicates that you are unable to determine whether there will be an increase in weather-related production disruptions. Tell us how you considered disclosing the uncertainties and risks of climate-related physical effects on your business and operations, and those of your suppliers.

                Your response that you have not experienced material weather-related damages to your property appears conclusory. Tell us about any such damages and tell us how you evaluated materiality, including by providing the quantification requested by our prior comment.

                Your response does not address water availability or quality, although your
              Sustainability Report appears to highlight these issues and related projects. Tell us how you considered disclosure regarding water availability and quality, including your assessment of materiality on your business and operations.

                Your response quantifies the increase in insurance premiums and the costs of sales
 Scott R. Behrens
Stepan Company
September 8, 2023
Page 3
              and operating expenses. Additionally quantify the cost of insurance premiums for the periods covered by your Form 10-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Benjamin Richie at 202-551-7857 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                             Sincerely,
FirstName LastNameScott R. Behrens
                                                             Division of
Corporation Finance
Comapany NameStepan Company
                                                             Office of
Industrial Applications and
September 8, 2023 Page 3                                     Services
FirstName LastName